                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                            -------------------------

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                KERR GROUP, INC.
                        --------------------------------
                            (Name of Subject Company)

                                Kerr Group, Inc.
                    ----------------------------------------
                      (Name of Person(s) Filing Statement)

  Common Stock, Par Value $.50 Per Share (and Preferred Stock Purchase Rights)
         and $1.70 Class B Cumulative Convertible Preferred Stock, Series D,
                            Par Value $.50 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  492376108 and
                                    492376207
                               -----------------
                      (CUSIP Number of Class of Securities)

                              D. Gordon Strickland
                      President and Chief Executive Officer
                                KERR GROUP, INC.
                             500 New Holland Avenue
                          Lancaster, Pennsylvania 17602
                                 (717) 299-6511
                           --------------------------
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            WILLKIE FARR & GALLAGHER
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
     ----------------------------------------------------------------------




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     Kerr Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements it Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on February 14, 1997, with respect to the tender offer of Fremont Acquisition Company, LLC,
a  Delaware  limited  liability  company  ("Fremont"),   and  its  wholly  owned
subsidiary, Kerr Acquisition Corporation ("Purchaser"), to purchase all of the outstanding shares of the $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $.50 per share (the "Preferred Stock"), and the Common
Stock, par value $.50 per share (and the associated Preferred Stock Purchase Rights).



Item 8. Additional Information

The information set forth in Item 8 is hereby amended and supplemented by the following:

     (d) Pending  Litigation

     On July 30, 1997, a purported holder of the Preferred Stock filed a complaint entitled Dr. Alan Laties vs. Kerr Group, Inc. et al., Civil Action No. 15825-NC, against the Company and its directors (the "Defendants") in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint seeks certification of the action as a class action and declaratory judgment that the acquisition is unfair to the holders of the Preferred Stock. In addition, the complaint seeks an order (i) enjoining the Defendants and any entities acting in concert with them from taking any action to consummate any of the transactions contemplated by the Merger Agreement; (ii) awarding plaintiff and the class damages against the Defendants jointly and severally and directing the Defendants to account to the Class for their profits; and (iii) awarding costs and expenses to plaintiff including reasonable attorneys' fees.

     The Defendants believe that the suit is without merit and intend to defend the suit vigorously.

     (e)  Pension  Benefit  Guaranty  Corporation

     On August 1, 1997, the Pension Benefit Guaranty Corporation (the "PBGC") published a Notice of Determination (the "Notice") to terminate the Company's Retirement Income Plan (the "Retirement Plan"). According to the Notice, the PBGC intends to apply to the United States District Court for the Eastern District of Pennsylvania for an order to (i) terminate the Retirement Plan effective as of August 1, 1997 and (ii) appoint the PBGC as statutory trustee of the Retirement Plan.

Item 10.  Material to be Filed as Exhibits.

Exhibit 10       Complaint entitled Dr. Alan Laties vs. Kerr Group, Inc. et al.
                 Civil Action   No.  15825-NC.

Exhibit 11 Notice of Determination, dated August 1, 1997, by the Pension Benefit Guaranty Corporation.

Exhibit 12       Press Release issued by the Company, dated August 1, 1997.







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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Kerr Group, Inc.


                                    By: /s/ Geoffrey A. Whynot
                                       ------------------------
                                       Name:  Geoffrey A. Whynot
                                       Title: Vice President Finance and
                                                Chief Financial Officer


Dated: August 1, 1997